Exhibit 99.1

Golden Star Reports 2019 Second Quarter Results Conference Call

TORONTO, July 10, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its 2019 second quarter results before market open on Wednesday July 31, 2019.

The Company will host a conference call and webcast to discuss these results on Wednesday, July 31, 2019 at 10:00 am ET.

Toll Free (North America): +1 833 231-8263
Toronto Local and International: +1 647 689-4108
Conference ID: 7455677

Webcast: https://event.on24.com/wcc/r/2021114/D66FCC3978DE56D35751B81386315D15 and on the home page of the Company's website: www.gsr.com.
A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000-240,000 ounces at a cash operating cost per ounce of $620-$680.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

View original content:http://www.prnewswire.com/news-releases/golden-star-reports-2019-second-quarter-results-conference-call-300882900.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2019/10/c7989.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 10-JUL-19